082-03470

RECEIVED
2010 APR 27 A 8:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE



ITC Limited

Registered Office :
Virginia House
37, J. L. Nehru Road, Kolkata-700071 India
Telephone : 91 33 22889371
Fax : 91 33 22881256/2256/2259/2260

20th April, 2010

The Secretary
The Calcutta Stock Exchange Ltd
7, Lyons Range
Kolkata 700 001

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
The National Stock Exchange of
India Limited
Exchange Plaza, Bandra-Kurla
Complex, Bandra (E)
Mumbai - 400 051





10015574

SUPPL

Dear Sirs,

In terms of the Listing Agreement, please find enclosed a Certificate dated 19th April, 2010 from M/s. Vinod Kothari & Co., practising Company Secretaries, in respect of issuance/delivery of Share Certificates lodged with the Company for transfer, sub-division, consolidation, renewal etc. during the half year ended 31st March, 2010.

Yours faithfully,
ITC Limited



(Arun Bose)
Deputy Secretary

Encl : As above.



ITC Limited

Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Shop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

Society de la Bouse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

TO WHOMSOEVER IT MAY CONCERN

I/We have examined all relevant Books, Registers, Forms, Documents and papers of **ITC Limited** for the purpose of issuing this certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and hereby certify that the Company has dispatched, during the half year ended 31st March, 2010:

(a) All certificates of shares within one month from the date of lodgement of valid and complete transfer documents unless the Company has been precluded from doing so by an order of a competent authority or a notice issued by the transferor/investor

(b) All certificates of shares issued on sub-division, consolidation, renewal and exchange of certificates within one month from the date of lodgement of the same with the Company.


Vinod Kothari & Co.
Company Secretaries

Place: Kolkata
Date: 19/04/2010

Signature-----------------------

(Vinod Kumar Kothari)
Vinod Kothari & Company
Company Secretaries

ACS NO.4718
COP NO.1391

RECEIVED

2010 APR 27 A 8:20



Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

21st April, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPP

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that the Company will be submitting its Audited Financial Results within a period of 60 days from the close of the financial year ended 31st March, 2010, and accordingly will not be publishing / submitting the Unaudited Financial Results for the fourth quarter ended 31st March, 2010.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.